Exhibit 22.1

Diamondback Energy, Inc.
List of Issuers and Guarantor Subsidiaries

The following entities are the issuer and guarantor of Diamondback Energy, Inc.’s Senior Notes.

Entity	Jurisdiction of Organization	Role
Diamondback Energy, Inc.	Delaware	Issuer
Diamondback O&G LLC	Delaware	Guarantor